NSAR ITEM 77C


Van Kampen American Capital Government Securities Fund


(a)     A Special Meeting of Shareholders was held on October 25, 1996.


(b) The election of Trustees of Van Kampen American Capital Government Securities Fund (the "Fund") included:

        None


(c)     The following were voted on at the meeting:


        1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

               For     148,842,255               Against     3,751,972


        2) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.

               For     129,838,827               Against     5,111,254


        4) For each AC Fund, to Ratify the Selection of Price Waterhouse LLP as Independent Public Accountants for its Current Fiscal Year.

               For     151,636,524               Against     2,044,380